Exhibit 99.1
Huddleston & Co., Inc.
Petroleum and Geological Engineers
1 Houston Center
1221 McKinney, Suite 3700
Houston, Texas 77010

PHONE (713) 209-1100 FAX (713) 752-0828

Callon Petroleum Company
February 4, 2013
Page Seven

Huddleston & Co., Inc.
Huddleston & Co., Inc.
Petroleum and Geological Engineers
1 Houston Center
1221 McKinney, Suite 3700
Houston, Texas 77010

PHONE (713) 209-1100 FAX (713) 752-0828

February 4, 2013

Callon Petroleum Company
200 North Canal Street
Natchez, Mississippi 39120

Re:    Callon Petroleum Company
Estimated Future Reserves and Revenues
As of December 31, 2012

Gentlemen:

Pursuant to your request, we have estimated oil, condensate, and natural gas reserves and projected revenues for all properties owned by Callon Petroleum Company. It is our understanding that the Proved reserves estimates shown herein constitute all of the Proved reserves owned by Callon. The properties are located in Louisiana, Texas, and in the federal waters of the Gulf of Mexico.

Our conclusions, as of December 31, 2012, follow:

	Net to Callon Petroleum Company*
	Proved Developed		Proved	Total
Constant Product Prices	Producing	Nonproducing	Undeveloped	Proved

Estimated Future Net Oil/Cond., Mbbl	3,768.9	1,186.2	5,824.5	10,779.6
Estimated Future Net (Sales) Gas, MMcf	8,825.5	1,853.8	9,072.6	19,751.9

Estimated Future Gross Revenue, $M	397,451.8	128,535.1	589,583.2	1,115,569.9
Estimated Future Operating Expenses, $M	100,058.7	29,877.0	59,137.6	189,073.4
Estimated Future Production Taxes, $M	12,253.6	625.5	22,818.4	35,697.4
Estimated Future Capital Costs, $M	10,935.8	20,484.8	266,954.3	298,374.9
Estimated Future Net Revenue (“FNR”), $M	274,203.6	77,547.9	240,672.8	592,424.3
Estimated FNR Discounted at 10%, $M	167,484.7	48,602.7	34,009.2	250,096.5

Projected Revenues by Year - Constant Product Prices, $M**

2013	53,390.9	(2,655.1)	(49,223.2)	1,512.5
2014	35,399.4	10,096.5	(55,337.2)	(9,841.2)
2015	29,608.5	9,148.2	(11,124.5)	27,632.2
Thereafter	155,804.8	60,958.3	356,357.7	573,120.8
Total	274,203.6	77,547.9	240,672.8	592,424.3

Estimated 2013 Production

Oil/Cond., Mbbl	672.6	21.2	22.2	716.0
Gas (Sales), MMcf	2,513.3	544.0	30.6	3,087.8

*Numbers subject to rounding.
**Certain negative values are attributable to operating cost allocation for the producing and nonproducing categories.

Report Preparation
Purpose of Report - The purpose of this report is to provide the management of Callon with a projection of future reserves and revenues for an assessment of oil and gas properties owned by Callon for inclusion in their public filings. The Proved reserve and revenue projections shown herein have been prepared in accordance with Securities and Exchange Commission (“SEC”) requirements for reporting purposes as described below.
Reporting Requirements - SEC Regulation S‑K, Item 102, and Regulation S‑X, Rule 4‑10, require oil and gas reserve information to be reported by publicly held companies as supplemental financial data. These regulations were revised by the SEC effective for filings beginning January 1, 2010. The revised regulations provide for certain changes in Proved reserve definitions, add definitions for Probable and Possible reserves, and require that revenues associated with Proved reserves be reported on the basis of the average of the preceding 12‑month, first-of-month product prices. Revenues are to be discounted at 10%, consistent with that required in prior years.
The Proved reserves included herein under "Constant Product Prices" have been prepared in accordance with the methodologies specified under SEC and Financial Accounting Standards Board guidelines.
Standards of Practice - This report has been prepared in accordance with our understanding of the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information as promulgated by the Society of Petroleum Engineers and the Guidelines for Application of the Definitions for Oil and Gas Reserves prepared by the Society of Petroleum Evaluation Engineers. However, the projected reserves have been prepared with consideration for reserve classification definitions specified by the SEC that do not necessarily conform to definitions promulgated by the Society of Petroleum Engineers and the World Petroleum Congress.
Economic Limits - In some cases the projections have been prepared with consideration for overall field production, resulting in negative cash flow projections for certain properties. In our opinion, the projections shown herein properly reflect the expected operations. The projections include consideration for abandonment costs, resulting in negative future revenues and discounted revenues.
Cash Flow Projections - The cash flow projections were run on the aries computer program utilizing Callon's computer facilities. However, Huddleston & Co., Inc., supplied all of the input parameters for the reserve projections.
Cash Flow Presentation - The gross and net reserve volume columns in the cash flow projections have been separated into three different columns: oil (Mbbl), produced gas (MMcf), and sales gas (MMcf). Product prices, net revenues before taxes, and severance taxes are shown separately for each product.
Reserve Estimates
Extrapolation of performance history and material balance estimates were utilized for projecting future recoverable reserves for the producing properties where sufficient history was available to suggest performance trends and where these methods were applicable to the subject reservoirs. The projections for the remaining producing properties were necessarily based on volumetric calculations and/or analogy to nearby producing completions. Reserves assigned to nonproducing zones and undeveloped locations were projected on the basis of volumetric calculations and analogy to nearby production.
Approximately 67% of the future net revenues discounted at 10% are included in the Proved Developed Producing category. The remaining 33% of discounted net revenues are included in the Nonproducing and Undeveloped classifications. However, only 37.2% of estimated future reserves (on an equivalent barrel basis) were included in the Producing category. Reserve estimates for those properties in the Nonproducing and Undeveloped categories will be subject to a significantly greater level of variation than estimates for producing properties exhibiting established decline trends.
We have utilized certain geologic and engineering data furnished by Callon. However, in all cases we have exercised the final judgments for the estimated reserves and future schedules of production.
In our opinion the assumptions, data, methodologies and analytical procedures used in this report are appropriate for SEC reporting purposes. We have used the methods and procedures that we consider necessary and appropriate to prepare the estimates of reserves herein.
Gas Volumes - Gas volumes are reported at the prevailing pressure base of the state in which the reserves are located and at 60 degrees Fahrenheit. The projections reflect gas streams for production gas and sales gas. The difference between the two is intended to reflect fuel and lease usage.
Property Descriptions
Mississippi Canyon 538/582 - The Medusa Prospect, drilled by Murphy on Mississippi Canyon Blocks 538 and 582 during 1999 and more fully delineated as a result of drilling conducted in 2000 and 2001, successfully tested a number of horizons in two separate fault blocks. Drilling operations conducted during 2002 resulted in certain minor revisions in geological interpretations and reserves were adjusted to reflect a revised study of geological and petrophysical characteristics. Reserve estimates for a total of 17 reservoirs, representing 11 horizons, have been based on volumetric calculations utilizing 3‑D seismic data and subsurface control for mapping, as well as petrophysical calculations derived from well logs and sidewall cores.
Production operations for this property were initiated in November 2003 and there were 8 wellbores producing at the time of report preparation. The estimated reserves for those reservoirs completed in the existing wells have been revised from our original projections to reflect the performance of the wells to date. In some cases Nonproducing and Undeveloped reserve assignments have been adjusted to conform with the performance of the existing completions. On an overall basis the estimated ultimate oil reserves have been increased 2.0% and gas reserves have been decreased 2.1% in comparison to our previous report. The Medusa Prospect represents 32.9% and 10.5% of the remaining oil and gas reserves, respectively, net to Callon.

Undeveloped reserves have been projected for a new wellbore (No. 6, previously No. 7) to be drilled in 2014 with production to be initiated January 1, 2015. We have been informed that the scheduling of development operations is the result of facilities limitations and cost considerations and other factors associated with overall platform operations.

Garden Banks 341 - We have been informed that the Habanero Prospect was divested by Callon during 2012; therefore this property is no longer included in the Callon reserve report. This property previously represented 6.0% of the estimated Proved net oil and 13.0% of the Proved net gas reserves for Callon as shown in the December 31, 2011 reserve report.
Wolfberry Properties - In 2009 Callon acquired ownership in four West Texas fields: Block 5, Carpe Diem, East Bloxom, and Kayleigh, located in Crockett, Midland, Upton, and Ector Counties, respectively. The subject properties are located within the Wolfberry trend. During 2011, the Pecan Acres Tract was acquired and in 2012 the Taylor Draw property was acquired. On an overall basis the properties include 92 producing wells, 10 nonproducing wells and recompletions, and 89 undeveloped locations.
Reserve assignments for the producing completions were assigned on the basis of the extrapolation of performance data. Analogy was considered in determining hyperbolic exponents for the estimation of future reserves for those completions that did not have sufficient production history to definitively project the proper decline profile. Reserves for the undeveloped locations were projected on the basis of analogy to existing completions. In all cases, the undeveloped locations are direct offsets to existing completions.
At year end 2012, ten undeveloped locations shown in previous reports have been excluded as a result of offset performance and declining product prices (based on SEC parameters). In addition a number of locations are shown which have positive future net revenue, but negative revenue discounted at 10%. Callon has informed us that it intends to drill the subject locations and that they have re-bid drilling and completion costs which are expected to significantly reduce total development costs. Since the cost reductions were not actually realized during 2012, the projections reflect historical costs and expenditures.
In aggregate, these properties represent 46.6% and 53.6% of oil and gas reserves, respectively, net to Callon. Approximately 60% of the estimated reserves, on an equivalent barrel basis, are in the Undeveloped category. Development operations conducted by Callon during 2012 resulted in 15 wells being drilled (14 producing and 1 awaiting completion).
Wolfcamp Horizontal Properties - During 2012, Callon drilled 2 horizontal wells with lateral lengths of approximately 7000' in East Bloxum Field, Upton County, Texas to test the Wolfcamp section. We have assigned reserves for these completions and 6 undeveloped locations on the basis of preliminary performance data and an existing well offset to the Callon properties. The reserves attributable to these wells are separate and apart from the conventional completions in East Bloxum Field. The estimated reserves for these properties represent 20.2% and 18.9% of oil and gas reserves, respectively, net to Callon.
Swan Lake - During 2010 Callon drilled the Mills No. 1, a Haynesville completion located in Bossier Parish, Louisiana, which had produced approximately 2.67 Bcf by year end 2012. All 3 associated development wells have been removed from this year's report since they are no longer economic with consideration for the product prices utilized herein. We will re-consider inclusion of such reserves if prices recover and Callon provides information indicating that the locations will actually be drilled.
Reserve assignments for the producing completion were assigned on the basis of the extrapolation of performance data. Reserves for undeveloped locations were considered on the basis of analogy to existing completions, but excluded as a result of current economic conditions.
In aggregate, this property represents 6.2% of gas reserves net to Callon. All of the estimated reserves are included in the Producing category.
West Cameron Block 295 - West Cameron Block 295, discovered in 2005, is defined by two separate gas accumulations that are productive from similar geologic intervals. However, there is some evidence that the M-1 sands in the two existing wells have some degree of pressure communication though produced fluids vary somewhat in composition. The No. A‑1 (formerly No. 2) wellbore encountered productive sands in the Rob M‑1 horizon (15,370' MD) and the Rob L horizon (13,100' MD). The well was completed in the Rob M‑1 and is currently on production. A development well, designed to effectively drain the M‑1 reservoir (No. A‑2), was drilled during 2006 and encountered the target horizon. The initial completion in the Rob M-1 Lower depleted during 2007 and the well has been recompleted to the Rob M-1.
Reserve estimates for the property were increased to reflect the performance of the existing completions. Ultimate gross recovery for the field is estimated to be approximately 43.7 Bcf. The property represents 4.8% of remaining gas reserves net to Callon.
Product Prices
As we understand the SEC requirements issued on January 14, 2009, oil and gas prices utilized to determine the Standardized Measure of discounted cash flows should be based on the trailing twelve-month average of the first-of-the-month prices. The estimated revenues shown herein reflect the actual average of first-of-the-month prices received by Callon on a property by property basis which conform with benchmark prices of $94.74 per barrel for West Texas Intermediate, $111.03 per barrel for Louisiana Light Sweet, and $2.76 per MMBtu. All prices were held constant over the producing life of the properties. The projected prices for both oil and gas were based on our understanding of SEC requirements.
Gas prices have been adjusted to reflect the Btu content, transportation charges, and other fees specific to the individual properties. Gas prices for certain properties (most notably in West Texas) include consideration for processing arrangements and the price shown herein has been adjusted to reflect such arrangements in comparison to produced gas volumes. On an overall basis, the wellhead gas prices utilized herein are approximately 14% lower than the values utilized as of December 31, 2011. Market level gas prices are subject to a significant level of variation depending on location and marketing considerations specific to the individual properties. In our opinion, it is likely that there will be a substantial degree of variation in prices in the future. Spot prices for natural gas have experienced a large degree of volatility during recent years, which can be attributed to seasonal demands and other market considerations.
The projected oil prices for individual properties have been adjusted to reflect all wellhead deductions and premiums on a property by property basis, including transportation costs, location differentials, and crude quality. The weighted average wellhead prices shown herein are approximately 4.3% lower than those utilized for our report prepared as of December 31, 2011, which has had a material impact on estimated future revenues and in some cases has marginally affected economically recoverable reserves. Variations in oil prices are the result of changes in market conditions and future prices are likely to be affected by a variety of factors including OPEC actions, political and market considerations, and overall economic conditions.
All deductions and premiums to individual oil and gas prices were held constant over the life of the properties. Variations in future product prices may materially affect actual revenues in comparison to the projections shown herein.
Product price hedges, if any, were not considered for the purposes of this report.
A comparison of the average product prices, weighted as a composite for all Proved properties, follows:

	2013	Maximum	Average Over Life
Oil, $/bbl	97.09	97.79	94.68
Gas, $/Mcf	3.65	6.00	4.81

Operating Expenses
Operating expenses, generally shown as dollars per well per month for onshore properties, were provided by Callon and adjusted for nonrecurring costs where applicable. Operating costs for the Wolfberry properties include a component of variable costs projected on a unit of production basis to reflect declining expenses associated with decreasing producing levels. In some cases, particularly for the offshore properties, operating costs were projected on a total-unit or platform basis and the projections were continued until the unit or facility reached the economic limit. Severance and ad valorem taxes were calculated at the rates applicable to each property and have been deducted from the cash flow. Operating costs were held constant over the economic life of the properties.
The projections exclude consideration for COPAS overhead charges for those properties operated by Callon.

Capital Costs
Capital costs necessary to perform recompletions and to drill new wells were supplied by Callon. We have generally reviewed the projected expenditures and they are consistent with our perception of current costs necessary to perform the intended operations. Capital costs were held constant over the life of the properties. As previously noted the capital expenditures have been based on 2012 levels and exclude anticipated savings until such time that such savings are actually realized.
Other Considerations
Additional Costs - Costs were not deducted for depletion, depreciation, and/or amortization. Consideration has also been excluded for federal and/or state income taxes, if any.
Abandonment costs for all properties were included in the projections where Callon has determined the total cost associated with abandoning the wells, facilities and platforms will exceed salvage value. In some cases, funds have been escrowed to cover anticipated future abandonment costs. The projections reflect a total of $28.955 million in abandonment costs.
Additional Potential Values - Values were not assigned to nonproducing acreage or to acreage held by production, if any.
Context - The estimated reserves and revenues shown herein should be considered on an overall basis and estimates for individual properties should not be taken out of context with the total or overall projections.
Development - Callon has assured us of its intent and ability to proceed with the development activities included in this report and that they are not aware of any legal, regulatory, political or economic obstacles that would significantly alter these plans.
Data Sources - Essentially all data were furnished by Callon, including production statistics, product prices, operating costs, ownership, and basic well information. In some cases we have considered information from our files or data from publically available sources. We have accepted the data as represented. Production statistics for the significant Callon-operated properties and for several of the other more significant properties were available through December 2012.
We retain in our files plotted production histories for all properties and certain other information that we believe pertinent. We have not inspected the properties evaluated in this report nor have we conducted independent well tests.
Report Qualifications
THE REVENUES AND PRESENT WORTH OF FUTURE NET REVENUES ARE NOT REPRESENTED TO BE MARKET VALUES EITHER FOR INDIVIDUAL PROPERTIES OR ON A TOTAL PROPERTY BASIS.
Reserve estimates are inherently uncertain. The reserves shown in this report are estimates only and should not be construed as exact quantities. Proved reserves are those quantities of oil and gas which, by analysis of engineering and geoscience data, can be estimated with reasonable certainty to be economically producible. If the reserves are recovered, the resulting revenues and the related costs could be more or less than the estimated amounts. As a result of governmental regulations and policies and uncertainties in supply and demand, the sales rates, the prices received for produced reserves, the ability to recover the reserves, and the costs incurred in recovering such reserves may vary from the assumptions made in the preparation of this report. Estimates of reserves may increase or decrease as a result of future operations, market conditions, and/or changes in governmental regulations or policies.
Respectfully submitted,
Peter D. Huddleston, P.E.
Texas Registered Engineering Firm F-1024
PDH:klh